

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 25, 2017

Alastair Maxwell
Chief Financial Officer
Gas Log Partners LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

     **Re:    GasLog Partners LP**
           **Form 20-F for the Year Ended December 31, 2016**
           **Filed February 13, 2017**
           **File No. 000-36433**

Dear Mr. Maxwell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Melissa Raminpour

                Melissa Raminpour
                Branch Chief
                Office of Transportation and Leisure